Exhibit A-2

CLECO MIDSTREAM
Income Statement - Consolidating
Year-to-Date
As of December 31, 2003
(Unaudited)

	#	Cleco Midstream Resources LLC	Cleco Evangeline LLC	Cleco Marketing & Trading LLC	Cleco Generation Services LLC	Cleco Energy Consolidated	Acadia Power Holdings LLC	Perryville Consolidated	Cleco Business Development LLC	Cleco Columbian LLC	Eliminations	Cleco Midstream Consolidated
Operating revenue												
Tolling operations		$ -	$ 58,101,219	$ -	$ -	$ -	$ -	$ 40,624,922	$ -	$ -	$ -	**$ 98,726,141**
Energy trading, net		-	-	(2,664,036)	-	38,003	-	9,632	-	-	(148,000)	**(2,764,401)**
Energy operations		-	-	556,414	-	71,083,108	-	-	-	-	-	**71,639,522**
Other operations		2,546	16,420	(66)	360,183	20,544	97	311,808	-	-	-	**711,532**
Intercompany revenue		2,724	-	32,908	4,647,366	997,664	-	-	-	-	(5,475,958)	**204,704**
Total operating revenue		5,270	58,117,639	(2,074,780)	5,007,549	72,139,319	97	40,946,362	-	-	(5,623,958)	**168,517,498**
Operating expenses												
Purchases for energy operations		-	1,949,539	-	-	65,781,819	87	148,000	-	-	(1,034,660)	**66,844,785**
Other operations		2,306,007	5,844,092	1,023,020	2,331,494	2,988,123	1,170,627	22,916,537	168	-	(2,363,122)	**36,216,946**
Maintenance		90,619	13,579,463	7,082	2,242,080	29,225	25,522	1,998,431	-	-	(2,226,175)	**15,746,247**
Depreciation		161,216	12,211,469	16,454	10,350	1,577,124	-	8,422,879	-	-	-	**22,399,492**
Restructuring charge		(1,123)	-	41,756	1,246	(450,943)	-	-	-	-	-	**(409,064)**
Impairment of long-lived assets		-	-	-	-	8,257,075	-	147,992,675	-	-	-	**156,249,750**
Taxes other than income taxes		48,374	22,328	48,197	216,573	156,712	4,686	16,357	50	-	-	**513,277**
Total operating expenses		2,605,093	33,606,891	1,136,509	4,801,743	78,339,135	1,200,922	181,494,879	218	-	(5,623,957)	**297,561,433**
Operating income		(2,599,823)	24,510,748	(3,211,289)	205,806	(6,199,816)	(1,200,825)	(140,548,517)	(218)	-	(1)	**(129,043,935)**
Interest income		1,615,348	192,673	10,061	2,878	15,505	7,143	465,923	-	-	(1,676,564)	**632,967**
Equity income from investees		-	-	-	-	(17,823)	31,649,287	-	-	-	-	**31,631,464**
Other income		21	(110,951)	105	556	75,079	-	111	-	-	-	**(35,079)**
Other expenses		5,472	31,116	756,516	10,396	35,792	26,208	31,954	-	-	-	**897,454**
Income before interest charges		(989,926)	24,561,354	(3,957,639)	198,844	(6,162,847)	30,429,397	(140,114,437)	(218)	-	(1,676,565)	**(97,712,037)**
Interest charges												
Interest on debt and other, net of capitalized		1,563,365	17,980,191	49,442	(6,970)	585,428	14,672,270	5,057,739	-	-	(1,170,336)	**38,731,129**
Amortization of debt discount, premium and expense, net		385,976	219,272	2,331	-	30,369	470,707	74,754	-	-	(506,228)	**677,181**
Total interest charges		1,949,341	18,199,463	51,773	(6,970)	615,797	15,142,977	5,132,493	-	-	(1,676,564)	**39,408,310**
Net income from continuing operations before income taxes and preferred dividends		(2,939,267)	6,361,891	(4,009,412)	205,814	(6,778,644)	15,286,420	(145,246,930)	(218)	-	(1)	**(137,120,347)**
Federal and state income taxes		(1,127,206)	2,653,638	(1,231,598)	80,548	(2,195,594)	5,890,176	(55,876,991)	(84)	-	-	**(51,807,111)**
Net income applicable to member's equity		$ (1,812,061)	$ 3,708,253	$ (2,777,814)	$ 125,266	$ (4,583,050)	$ 9,396,244	$ (89,369,939)	$ (134)	$ -	$ (1)	**$ (85,313,236)**